1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 10, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2012 Sales Report

Hsinchu, Taiwan, R.O.C. –August 10, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for July 2012: On an unconsolidated basis, net sales were approximately NT$47.92 billion, an increase of 11.8 percent over June 2012 and an increase of 37.3 percent over July 2011. Revenues for January through July 2012 totaled NT$278.67 billion, an increase of 13.6 percent compared to the same period in 2011.

On a consolidated basis, net sales for July 2012 were approximately NT$48.53 billion, an increase of 11.7 percent over June 2012 and an increase of 37 percent over July 2011. Consolidated revenues for January through July 2012 totaled NT$282.09 billion, an increase of 12.2 percent compared to the same period in 2011.

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)

Period	July 2012	June 2012	M-o-M Increase (Decrease) %	July 2011	Y-o-Y Increase (Decrease) %	January through July 2012	January through July 2011	Y-o-Y Increase (Decrease) %

Net Sales	47,924	42,870	11.8	34,917	37.3	278,673	245,311	13.6

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	July 2012	June 2012	M-o-M Increase (Decrease) %	July 2011	Y-o-Y Increase (Decrease) %	January through July 2012	January through July 2011	Y-o-Y Increase (Decrease) %

Net Sales	48,525	43,427	11.7	35,432	37.0	282,094	251,318	12.2

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-505-4602	Corporate Communication Division	PR Department	PR Department
	Tel: 886-3-568-2085	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-988-937999	Ext. 7126216	Ext. 7125786
	E-Mail: elizabeth_sun@tsmc.com	Mobile: 886-988-931352	Mobile: 886-988-930039
		E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

August 10, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
July	Net sales	47,924,170	34,916,788
Jan.-July	Net sales	278,673,453	245,310,561

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	July	Bal. as of period end
TSMC Partners*	38,425,543	(840,588)	7,520,261
TSMC Global**	44,083,172	6,017,200	6,017,200

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.
**	The borrower is TSMC.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	13,550,583	2,588,771
	Mark to Market Profit/Loss	—	47,758	7,840
	Unrealized Profit/Loss	—	32,833	7,840
Expired	Notional Amount	—	58,488,581	37,329,090
Contracts	Realized Profit/Loss	—	(27,512)	(82,423)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	4,949,774	—
	Mark to Market Profit/Loss	—	(6,165)	—
	Unrealized Profit/Loss	—	4,664	—
Expired	Notional Amount	—	78,069,764	—
Contracts	Realized Profit/Loss	—	(50,073)	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	178,320	—
	Mark to Market Profit/Loss	—	1,347	—
	Unrealized Profit/Loss	—	2,100	—
Expired	Notional Amount	—	5,826,692	—
Contracts	Realized Profit/Loss	—	3,790	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	384,764	753,921
	Mark to Market Profit/Loss	—	301	278
	Unrealized Profit/Loss	—	363	337
Expired Contracts	Notional Amount	—	1,619,351	3,778,537
	Realized Profit/Loss	—	2,052	(197)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	226,098	0
	Mark to Market Profit/Loss	—	(154)	0
	Unrealized Profit/Loss	—	(160)	60
Expired Contracts	Notional Amount	—	901,616	977,734
	Realized Profit/Loss	—	4,705	(7,599)
Equity price linked product (Y/N)		—	N	N